

Patrick Kim · 2nd

Startup Founder @ Worth I MIT RISD I Social Media
Marketing Tech

Los Angeles Metropolitan Area · 500+ connections · Contact info

Worth Network Inc

Massachusetts Institute of
Technology - Sloan School o...

Experience



Founder & CEO
Worth Network Inc
Sep 2018 – Present · 2 yrs 6 mos
Greater Los Angeles Area



Product
WAX Token
Jul 2018 – Dec 2019 · 1 yr 6 mos
Santa Monica, CA



Chief Creative Officer
Oomba, Inc.
Jan 2018 – Jul 2018 · 7 mos
Irvine,CA



Founder
9th hole co · Full-time
Jun 2015 – May 2017 · 2 yrs
Irvine, California, United States

Worked on building Golf balls using simulation technology. Successfully raised a million dollars to
create technology for dimple design and material science to optimize golf ball performance.



Product at MEL
MIT Media Lab
Feb 2015 – Aug 2015 · 7 mos
Cambridge, MA

Show 2 more experiences ⌄

Education



Massachusetts Institute of Technology - Sloan School of Management
Management
2014 – 2015



Rhode Island School of Design
Bachelor of Fine Arts (BFA), Industrial and Product Design
2011 – 2015



Brown University School of Engineering
Engineering Joint program
2013 – 2014

Volunteer experience



Volunteer for Agriculture work
New Urban Farms
Oct 2013 – Present · 7 yrs 5 mos
Environment

New Urban Farms is a small non-profit based in Providence, Rhode Island. I went to a volunteer
event as a pilot test for my non profit project. I planted vegetables and learned agriculture skills
with New Urban farms.

Skills & endorsements

Product Design · 5

Ethan Logan and 4 connections have given endorsements for this skill

Concept Development · 4

Johnny Lin and 3 connections have given endorsements for this skill

Adobe Creative Suite · 4

Johnny Lin and 3 connections have given endorsements for this skill

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Recommendations

Received (1)   Given (1)



Jeremy B.
Founder & CEO at Rad
Intelligence
January 4, 2021, Jeremy worked
with Patrick in different groups

Patrick in one of the most talented entrepreneurs I know.
Sometimes when you meet early stage founders you can just see
that they have "it" factor - What he has built with the Worth
Network is equally impressive. Especially considering his early
stage budget constraints. It will be scary to see how far... See more